June 18, 2009

VIA EDGAR

The United States Securities and
Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-4644

Re:	Nationwide Life Insurance Company
Registration Statement on Form S-1; File No. 333-155368

Ladies and Gentlemen:

Pursuant to the Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company respectfully requests acceleration of the effective date of the registration statement.  It is desired that the registration become effective on June 18, 2009.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.

Please call Holly J. Hunt at (614) 677-2216 should you have any questions.

Sincerely,

NATIONWIDE LIFE INSURANCE COMPANY

/s/Cathy M. Marasco

Cathy M. Marasco
Associate Vice President-Individual Investments Group

cc:           Ms. Rebecca Marquigny
Office of Insurance Products